EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Third Quarter 2022 Financial Results

Singapore, November 23, 2022 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “The macro environment showed no significant improvement over the third quarter. The continued Federal Reserve tightening of monetary policy and increases in short-term interest rates slowed down market activities, client asset growth as well as IPO issuances, while our margin business benefited due to higher interest rate. On a sequential basis, total revenue increased 3.6% to US$55.4 million. Net income also improved on both a GAAP and Non-GAAP basis: GAAP net income attributable to UP Fintech was US$3.3 million this quarter versus a net loss of US$0.9 million in the prior quarter and Non-GAAP net income attributable to UP Fintech was US$6.6 million, increased 91.3% quarter-over-quarter and 26.2% year-over-year.”

We added 22,700 funded accounts in the third quarter, total number of funded accounts was 754,100, an increase of 23.2% from the same quarter last year. Although total account balance decreased 12.8% sequentially to US$13.0 billion this quarter due to mark to market loss, we keep acquiring high quality clients while being prudent with marketing and branding expenses. The average net asset inflows of new clients in Singapore during this quarter was over US$11,000, and total net asset inflows exceeded US$700 million this quarter.

We continued to invest in research and development to better serve our users. Thanks to self-clearing capability in the U.S., we were able to offer fractional shares trading for U.S. equities this quarter, aiming to provide retail investors with easier access to high quality names. In Singapore, we launched “Tiger Vault”, our wealth management platform, to help users diversify their portfolio and combine cash management and other investment products. In Hong Kong, we have completed the infrastructure updates and are ready to onboard retail investors in December.

Our corporate business continued to perform well. In the third quarter, we underwrote 7 U.S. IPOs and 4 Hong Kong IPOs, making us one of the most active underwriters globally, especially for U.S. equity issuance. In ESOP, we added 29 clients in the third quarter and served 393 ESOP clients in total as of September 30, 2022. To better grow the ESOP business, we closed an angel round financing in the fourth quarter, raising a total of 31.875 million RMB with the angel round investors hold 28.5% in the ESOP business. Going forward, the ESOP business may continue to seek new rounds of financing, depending on market conditions and its business needs.

Financial Highlights for Third Quarter 2022

•
Total revenues were US$55.4 million, a decrease of 8.8% year-over-year and an increase of 3.6% quarter-over-quarter.
•
Total net revenues were US$51.1 million, a decrease of 9.7% year-over-year and an increase of 2.3% quarter-over-quarter.
•
Net income attributable to UP Fintech was US$3.3 million compared to a net income of US$20.5 million in the same quarter of last year.
•
Non-GAAP net income attributable to UP Fintech was US$6.6 million, compared to a non-GAAP net income of US$5.3 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Third Quarter 2022

•
Total account balance decreased 36.9% year-over-year to US$13.0 billion.
•
Total margin financing and securities lending balance decreased 48.1% year-over-year to US$1.6 billion.
•
Total number of customers with deposit increased 23.2% year-over-year to 754,100.

Selected Operating Data for Third Quarter 2022

	As of and for the three months ended
	September 30,	June 30,	September 30,
	2021	2022	2022
In 000's
Number of customer accounts	1,766.8	1,935.0	1,970.4
Number of customers with deposits	612.0	731.4	754.1
Number of options and futures contracts traded	8,763.0	8,039.1	7,704.5
In USD millions
Trading volume	92,574.1	85,475.8	78,161.3
Trading volume of stocks	33,963.6	30,737.7	23,522.4
Total account balance	20,551.9	14,860.2	12,958.9

Third Quarter 2022 Financial Results

REVENUES

Total revenues were US$55.4 million, a decrease of 8.8% from US$60.8 million in the same quarter of last year.

Commissions were US$24.5 million, a decrease of 26.9% from US$33.5 million in same quarter of last year, due to a decrease in trading volume and market activities.

Financing service fees were US$2.1 million, a decrease of 14.6% from US$2.5 million in the same quarter of last year, primarily due to a decrease in margin financing and securities lending activities.

Interest income was US$24.8 million, an increase of 41.0% from US$ 17.6 million in same period of last year, primarily due to increased interest rates.

Other revenues were US$4.0 million, a decrease of 44.8% from US$7.2 million in the same quarter of last year, primarily due to the slowdown in underwriting related business and currency exchange service.

Interest expense was US$4.3 million, a slight increase of 2.9% from US$4.2 million in the same quarter of last year.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$47.3 million, a decrease of 13.1% from US$54.4 million in the same quarter of last year.

Execution and clearing expenses were US$3.2 million, a decrease of 66.1% from US$9.5 million in the same quarter of last year due to more self-clearing of US cash equities and options.

Employee compensation and benefits expenses were US$24.2 million, an increase of 11.0% from US$21.8 million in the same quarter of last year, as we have increased headcounts to support overseas growth.

Occupancy, depreciation and amortization expenses were US$2.5 million, an increase of 49.5% from US$1.7 million in the same quarter last year due to increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$6.5 million, an increase of 22.8% from US$5.3 million in the same quarter last year, due to rapid user growth and expanded market data coverage.

Marketing and branding expenses were US$7.4 million, a decrease of 33.7% from US$11.2 million in the same quarter last year, as we slowed down marketing campaign due to weaker market backdrop.

General and administrative expenses were US$3.5 million, a decrease of 30.1% from US$5.0 million in the same quarter last year due to professional service fee and consulting expense occurred in the quarter last year.

NET INCOME ATTRIBUTABLE TO UP FINTECH HOLDING LIMITED

Net income attributable to UP Fintech was US$3.3 million, as compared to a net income of US$20.5 million in the same quarter of last year. Net income per ADS – diluted was US$0.021, as compared to a net income per ADS – diluted of US$0.127 in the same quarter of last year.

Non-GAAP net income attributable to UP Fintech, which excludes share-based compensation and fair value change from convertible bonds, was US$6.6 million, as compared to a US$5.3 million non-GAAP net income attributable to UP Fintech in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.041 as compared to a non-GAAP net income per ADS – diluted of US$0.033 in the same quarter of last year.

For the third quarter of 2022, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 161,662,699. As of September 30, 2022, the Company had a total of 2,309,500,519 Class A and B ordinary shares outstanding, or the equivalent of 153,966,701 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of September 30, 2022, the Company's cash and cash equivalents and term deposits were US$287.5 million, compared to US$272.1 million as of December 31, 2021.

As of September 30, 2022, the allowance balance of receivables from customers was US$0.6 million compared to US$0.5 million as of December 31, 2021, which was due to an increase in our user base and stock price fluctuation.

Changes of Operating Data Disclosure:

For the purpose of providing more relevant information to facilitate investors’ understanding of our business, the Company had determined to provide the number of contracts traded of options and futures on a quarterly basis starting from the first quarter ended March 31, 2022. Historically, the Company had disclosed total trading volume of stocks, options and futures (notional volume) on an aggregate basis. Beginning in the first quarter of 2022, the Company began disclosing the trading volume of stocks on a stand-alone basis and the number of contracts traded of options and futures. As a result of this change, our trading volume as reported for prior quarters will be retrospectively recast to represent trading volume of stocks on a stand-alone basis in addition to trading volume on an aggregate basis. The effect of this recast is illustrated in the table below:

	As of and for the three months ended
	September 30,	June 30,	September 30,
	2021	2022	2022
In USD millions
Historic presentation: trading volume	92,574.1	85,475.8	78,161.3
New presentation: trading volume of stocks	33,963.6	30,737.7	23,522.4

We have adopted this change because our management has determined that the number of options and futures contracts traded is a more relevant metric for understanding and managing our business than the trading volume of options and futures presented on an aggregate basis with trading volume of stocks. In future disclosures of our earnings, we expect to report trading volume of stocks and the number of options and futures contracts traded in lieu of aggregate trading volume. This change did not affect previously disclosed operating data other than as described above.

Updates to Management

Mr. Xin Fan has tendered his resignation as a director of the Company due to personal reasons, effective on November 23, 2022. Mr. Xin Fan’s resignation did not result from any disagreement with the Company.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on November 23, 2022, U.S. Eastern Time (9:00 PM on November 23, 2022 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before they may receive the dial-in numbers. Preregistration may require a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link:
https://register.vevent.com/register/BId7e38763e6214ae9954a24e40e8564f5

It will automatically lead to the registration page of "UP Fintech Holding Limited Q3 2022 Earnings Conference Call", where details for RSVP are needed.

Upon registering, all participants will be provided in confirmation emails with participant dial-in numbers and personal PINs to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itiger.com.

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to UP Fintech Holding Limited and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to UP Fintech Holding Limited as net loss or income attributable to UP Fintech Holding Limited excluding share-based compensation and fair value change from convertible bonds. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to UP Fintech Holding Limited divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to UP Fintech Holding Limited enables our management to assess our operating results without considering the impact of share-based compensation and fair value change from convertible bonds. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation and fair value change from convertible bonds have been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to UP Fintech Holding Limited. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating expenses, net loss or income attributable to UP Fintech Holding Limited or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itiger.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward−looking statements. The Company may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the cooperation with Interactive Brokers LLC and Xiaomi Corporation and its affiliates; the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in the Company’s revenues and certain cost or expense accounting policies; the effects of the global COVID-19 pandemic; and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 28, 2022. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars ("US$")

	As of December 31,	As of September 30,
	2021	2022
	US$	US$
Assets:
Cash and cash equivalents	269,057,708	257,396,169
Cash-segregated for regulatory purpose	1,431,827,247	1,239,385,362
Term deposits	3,044,461	30,073,675
Receivables from customers (net of allowance of US$518,741 and US$621,037 as of December 31, 2021 and September 30, 2022)	664,657,453	630,681,361
Receivables from brokers, dealers, and clearing organizations:
Related parties	804,639,024	—
Others	75,143,153	852,130,642
Financial instruments held, at fair value	3,902,987	7,753,184
Prepaid expenses and other current assets	16,051,623	13,821,909
Amounts due from related parties	2,947,871	4,427,105
Total current assets	3,271,271,527	3,035,669,407
Non-current assets:
Right-of-use assets	6,613,520	8,874,202
Property, equipment and intangible assets, net	14,031,652	15,568,565
Goodwill	2,492,668	2,492,668
Long-term investments	9,777,844	8,525,413
Other non-current assets	4,973,085	5,050,653
Deferred tax assets	12,258,360	12,903,606
Total non-current assets	50,147,129	53,415,107
Total assets	3,321,418,656	3,089,084,514
Current liabilities:
Payables to customers	2,509,492,814	2,380,709,509
Payables to brokers, dealers and clearing organizations:
Related parties	170,338,199	—
Others	499,978	70,095,858
Accrued expenses and other current liabilities	33,746,177	31,118,827
Deferred income-current	1,213,647	1,818,406
Lease liabilities-current	2,610,041	2,448,391
Amounts due to related parties	2,039,287	332,107
Total current liabilities	2,719,940,143	2,486,523,098
Convertible bonds
Related parties	25,330,766	—
Others	123,510,910	153,703,992
Deferred income-non-current	1,382,091	837,340
Lease liabilities- non-current	3,092,913	6,987,877
Deferred tax liabilities	1,535,965	1,535,965
Total liabilities	2,874,792,788	2,649,588,272
Shareholders’ equity:
Class A ordinary shares	20,599	22,118
Class B ordinary shares	2,221	976
Additional paid-in capital	484,335,291	492,429,318
Statutory reserve	3,562,888	3,562,888
Accumulated deficit	(45,788,131)	(49,059,491)
Treasury Stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive income (loss)	6,665,819	(5,203,021)
Total UP Fintech Holding Limited shareholders' equity	446,625,868	439,579,969
Noncontrolling interests	—	(83,727)
Total shareholder's equity	446,625,868	439,496,242
Total liabilities and equity	3,321,418,656	3,089,084,514

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars ("US$"), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2021	2022
	US$	US$	US$	US$	US$
Revenues(a):
Commissions	33,501,349	28,216,614	24,501,996	117,338,864	83,188,928
Interest related income
Financing service fees	2,512,715	1,508,697	2,145,245	6,986,841	5,220,400
Interest income	17,589,507	14,452,868	24,798,274	50,067,532	54,707,628
Other revenues	7,178,179	9,297,933	3,960,860	27,900,267	18,394,234
Total revenues	60,781,750	53,476,112	55,406,375	202,293,504	161,511,190
Interest expense(a)	(4,178,132)	(3,529,347)	(4,300,550)	(14,547,443)	(11,480,587)
Total Net Revenues	56,603,618	49,946,765	51,105,825	187,746,061	150,030,603
Operating costs and expenses:
Execution and clearing(a)	(9,508,860)	(3,856,210)	(3,221,630)	(24,275,367)	(11,586,600)
Employee compensation and benefits	(21,761,671)	(25,635,651)	(24,158,644)	(58,794,170)	(77,269,686)
Occupancy, depreciation and amortization	(1,655,672)	(2,468,543)	(2,476,021)	(4,334,105)	(6,991,732)
Communication and market data(a)	(5,313,059)	(7,181,403)	(6,525,131)	(14,387,386)	(20,075,641)
Marketing and branding	(11,157,923)	(8,366,559)	(7,397,094)	(47,670,412)	(25,720,486)
General and administrative	(5,028,235)	(4,342,120)	(3,512,556)	(14,178,070)	(12,402,060)
Total operating costs and expenses	(54,425,420)	(51,850,486)	(47,291,076)	(163,639,510)	(154,046,205)
Other income (expense):
Fair Value Change from convertible bonds(a)	17,957,848	—	—	4,194,848	—
Others, net	(1,025,081)	1,680,037	1,165,814	(2,914,410)	2,420,208
Income (loss) before income tax	19,110,965	(223,684)	4,980,563	25,386,989	(1,595,394)
Income tax benefits (expenses)	1,409,438	(663,366)	(1,720,070)	(5,317,172)	(1,909,746)
Net income (loss)	20,520,403	(887,050)	3,260,493	20,069,817	(3,505,140)
Less: net loss attributable to non-controlling interests	—	—	(75,979)	—	(75,979)
Net income (loss) attributable to UP Fintech Holding Limited	20,520,403	(887,050)	3,336,472	20,069,817	(3,429,161)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale investments	1,899,605	—	—	1,899,605	(265,687)
Changes in cumulative foreign currency translation adjustment	(71,893)	(6,546,751)	(6,047,049)	319,458	(11,600,360)
Total Comprehensive income (loss)	22,348,115	(7,433,801)	(2,786,556)	22,288,880	(15,371,187)
Less: comprehensive loss attributable to noncontrolling interests	—	—	(73,186)	—	(73,186)
Total Comprehensive income (loss) attributable to UP Fintech Holding Limited	22,348,115	(7,433,801)	(2,713,370)	22,288,880	(15,298,001)
Net income (loss) per ordinary share:
Basic	0.009	(0.000)	0.001	0.009	(0.001)
Diluted	0.008	(0.000)	0.001	0.009	(0.001)
Net income (loss) per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.136	(0.006)	0.022	0.138	(0.022)
Diluted	0.127	(0.006)	0.021	0.130	(0.022)
Weighted average number of ordinary shares used in calculating net loss per ordinary share:
Basic	2,258,279,768	2,293,793,839	2,298,890,869	2,184,400,228	2,292,316,758
Diluted	2,422,413,973	2,293,793,839	2,424,940,484	2,323,196,936	2,292,316,758

(a)
Includes the following revenues, costs and expenses resulting from transactions with related parties as follow:

	For the three months ended			For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2021	2022
	US$	US$	US$	US$	US$
Revenues:
Commissions	6,322,356	5,221	993	25,580,332	3,992,251
Interest related income
Financing service fees	2,512,715	—	—	6,986,841	1,329,490
Interest income	7,270,245	33,864	32,805	25,080,523	4,758,680
Other revenues	2,984,078	—	—	12,708,347	1,805,126
Interest expense	(3,259,130)	—	—	(11,089,398)	(2,056,556)
Execution and clearing	(4,154,526)	—	—	(14,161,935)	(1,751,505)
Communication and market data	(25,000)	(29,267)	(46,200)	(69,333)	(100,467)
Fair Value Change from convertible bonds	12,243,987	—	—	2,860,123	—

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars ("US$"), except for number of ADSs and per ADS data)

	For the three months ended September 30, 2021				For the three months ended June 30, 2022				For the three months ended September 30, 2022
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		2,695,006	(1)			4,355,016	(1)			3,298,276	(1)
		(17,957,848)	(2)			—	(2)			—	(2)
Net income (loss) attributable to UP Fintech Holding Limited	20,520,403	(15,262,842)		5,257,561	(887,050)	4,355,016		3,467,966	3,336,472	3,298,276		6,634,748

Net income (loss) per ADS - diluted	0.127			0.033	(0.006)			0.022	0.021			0.041
Weighted average number of ADSs used in calculating diluted net income (loss) per ADS	161,494,265			161,494,265	152,919,589			154,509,515	161,662,699			161,662,699

(1) Share-based compensation

(2) Fair value change from convertible bonds